UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number: 333-226308

COLOR STAR TECHNOLOGY CO., LTD.
(Translation of registrant’s name into English)

7 World Trade Center, Suite 4621
New York, NY 10007
Tel: +1 (929) 317-2699
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Appointment of Directors

At the recommendation of the Nominating Committee and the Compensation Committee, the Board of Directors of Color Star Technology Co., Ltd. (the “Company”) approved and confirmed the appointment of Ahmad Essa Mohammed Saleh and Muhammed Irfan as new directors of the Company.

On December 1, 2022, the Company entered into a director agreement with Mr. Ahmad Essa Mohammed Saleh pursuant to which he shall receive an annual compensation of a monthly salary of $3,000. The director agreement is qualified in its entirety by reference to the complete text of the agreement, which is filed hereto as Exhibits 99.1.

Mr. Ahmad Essa Mohammed Saleh is the founder of a company specializing in one-stop solution for all desert bike technicalities and he has also served as the managers of a company in the industry of equestrianism since 2015.

Mr. Ahmad Essa Mohammed Saleh has no family relationships with any of the executive officers or directors of the Company. There have been no transactions in the past two years to which the Company or any of its subsidiaries was or is to be a party, in which Mr. Ahmad Essa Mohammed Saleh had, or will have, a direct or indirect material interest.

On December 1, 2022, the Company entered into a director agreement with Mr. Muhammed Irfan pursuant to which he shall receive an annual compensation of a monthly salary of $3,000. The director agreement is qualified in its entirety by reference to the complete text of the agreement, which is filed hereto as Exhibits 99.2.

Mr. Muhammed Irfan has established and operated several film production-related companies, and has been serving in a film production company as the managing director for more than ten years.

Mr. Muhammed Irfan has no family relationships with any of the executive officers or directors of the Company. There have been no transactions in the past two years to which the Company or any of its subsidiaries was or is to be a party, in which Mr. Muhammed Irfan had, or will have, a direct or indirect material interest.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Director Agreement by and between Ahmad Essa Mohammed Saleh and Color Star Technology Co., Ltd. dated December 1, 2022
99.2	Director Agreement by and between Muhammed Irfan and Color Star Technology Co., Ltd. dated December 1, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 5, 2022

COLOR STAR TECHNOLOGY CO., LTD.

By:	/s/ Farhan Qadir
Name:	Farhan Qadir
Title:	Chief Executive Officer

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